UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                                RAMP CORPORATION
                                ----------------
                                (NAME OF ISSUER)

                         Common Stock, par value $0.001
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   75156P108
                                 --------------
                                 (CUSIP NUMBER)

                                 June 14, 2004
            -------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.        75156P108                       13G          PAGE 2 OF 6
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1.       NAME OF REPORTING PERSON

         Hilltop Services, Ltd
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         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                           N/A
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) |_|
                                                                      (B) |_|
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3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE  OF ORGANIZATION

         Anguilla
--------------------------------------------------------------------------------
Number of Shares           5. SOLE VOTING POWER
                              13,260,870 (See Note A)
Owned by Each              -----------------------------------------------------
                           6. SHARED VOTING POWER
Reporting Person
                           -----------------------------------------------------
With                       7. SOLE DISPOSITIVE POWER
                              13,260,870 (See Note A)
                           -----------------------------------------------------
                           8. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,260,870 (See Note A)
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10.      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.6%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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CUSIP NO.        75156P108                      13G                PAGE 3 OF6

ITEM 1 (A)NAME OF ISSUER

      Ramp Corporation

      (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

      33 Maiden Lane
      New York, NY 10038

ITEM 2 (A)NAME OF PERSON FILING

      Hilltop Services, Ltd.

      (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

      Mevot David 8
      Ramat Gan, Israel

      (C) CITIZENSHIP

      Anguilla

      (D) TITLE OF CLASS OF SECURITIES

      Common Stock, $0.001 par value

      (E) CUSIP NUMBER 75156P108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(A)   [ ] BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT

(B)   [ ] BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

(C)   [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT


(D) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT OF 1940

(E)   [ ] AN INVESTMENT ADVISER IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(E)

(F) [ ] AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(F)

(G) [ ] A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(G)

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CUSIP NO.  13G     75156P108PAGE 4 OF

(H) [ ] A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE FEDERAL DEPOSIT INSURANCE ACT

(I) [ ] A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT OF 1940

(J)   [ ] GROUP, IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4  OWNERSHIP

         (A)      AMOUNT BENEFICIALLY OWNED:

                  13,260,870

         (B)      PERCENT OF CLASS:
                  6.6%

         (C)      NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                  (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           13,260,870   (See Note A)

                  (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE: N/A

                  (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           13,260,870 (see Note A)

                  (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           N/A

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

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CUSIP NO.           75156P108                     13G               PAGE 5 OF 6

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10  CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  NOTE A:

                  The Reporting Person is also the holder of each of the following securities of the Issuer:

A convertible promissory note in the aggregate principal amount of $1,920,000 convertible into shares of common stock at a conversion price of $0.30 cents per share, or 6,400,000 shares of common stock, and warrants exercisable into 4,282,354 shares of common stock at an exercise price of $0.11 cents per share, warrants exercisable into 4,282,354 shares of common stock at an exercise price of $0.15 cents per share, warrants exercisable into 4,282,354 shares of common stock at an exercise price of $0.35 cents per share and warrants exercisable into 4,282,354 shares of common stock at an exercise price of $0.40 cents per share. The warrants have a term of one year. Each of the foregoing securities contains provisions limiting conversion or exercise in the event, that asa result of such transaction, the Reporting Person beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.99% of all of the then issued and outstanding shares of Common Stock, including shares issuable upon such conversion or exercise.

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CUSIP NO.        75156P108                      13G                 PAGE 6 OF 6



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     September _ 2004
                                                                          (Date)

                                                     HILLTOP SERVICES LTD.

                                                     By:


                                                     By: Mary Lowenthal

                                                     Its: Director